

Javier Hasbun • 3rd

Serial Entrepreneur, Financial Advisor, Teachear and Musician | CFO at Weeshing.com | Director at Venture Capital SpA

Chile

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 Weeshing

 Universidad Adolfo Ibáñez

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Co-Founder at Venture Capital and Weeshing: Serial entrepreneur +10y of exp, co-founder of 7 companies, raising over 1,5M USD for companies of Venture Capital. Experienced and skilled in evaluating, planning and executing innovation projects, with ability to train and work in teams on spec...

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Experience



CFO | Co-founder
Weeshing
Oct 2014 – Present • 3 yrs 7 mos
Santiago,Chile

First entertainment crowdfunding platform to invest in your passions, it enables fans to invest to bring their favorites events to your country and share the risk and rewards of it.



Director | Co-founder